SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX
99.1	Share Buyback Programme dated 17 February 2026

Exhibit No: 99.1

17 February 2026

InterContinental Hotels Group PLC (the "Company")

Purchase of own shares

The Company announces that it will commence a share buyback programme to purchase ordinary shares of 20 340/399 pence each in the Company ("Shares") with aggregate value of up to USD 950 million (the "Programme") in line with its strategy to return surplus capital to shareholders.

In connection with the Programme, the Company has entered into an agreement with Goldman Sachs International ("GSI") in relation to the purchase by GSI, acting as principal and in accordance with certain pre-set parameters, of Shares. Under this agreement, the Company has instructed GSI to purchase Shares with an aggregate value of up to USD 950 million. Purchases of the Company's Shares pursuant to the Programme will commence immediately and will end no later than 29 December 2026. GSI will make trading decisions in relation to the Programme independently of, and uninfluenced by, the Company with regard to the timing of the purchases. Any purchase of Shares by GSI contemplated by this announcement will be carried out on the London Stock Exchange, Cboe Europe Limited through the BXE and CXE order books and/or on Turquoise and/or Aquis. Shares purchased by GSI will be on-sold by GSI to the Company, and any purchases of Shares by the Company from GSI under the Programme will be carried out on the London Stock Exchange.

The purpose of the Programme is to reduce the issued share capital of the Company and the Shares purchased will be cancelled.

Any purchases under the Programme shall take place in accordance with (and subject to the limits prescribed by) the Company's general authority to repurchase Shares granted by its shareholders at the Annual General Meeting on 8 May 2025 (the "2025 Authority") and any further authority to repurchase Shares as may be granted by its shareholders from time to time and Chapter 9 of the Financial Conduct Authority's Listing Rules. The maximum number of Shares that the Company is authorised to purchase under the 2025 Authority is 11,073,831 (taking into account Shares purchased by the Company prior to 17 February 2026). Purchases of Shares by GSI under the Programme shall also take place in accordance with the Market Abuse Regulation (EU) No 596/2014 and Commission Delegated Regulation (EU) No 2016/1052 (each as incorporated into UK domestic law by virtue of the European Union (Withdrawal) Act 2018).

The Company will make further regulatory announcements to shareholders in respect of purchases of Shares under the Programme as they occur.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 20 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 6,963 open hotels in over 100 countries, and a development pipeline of a further 2,300 properties.

● Luxury & Lifestyle: Six Senses, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
● Premium: voco hotels, Ruby, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
● Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner hotels, avid hotels
● Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
● Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	17 February 2026